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BOMBARDIER

PRESS RE



05005930

BOMBARDIER ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS

Montréal, Feb. 14, 2005 – Bombardier announced today the appointment of Dr. Heinrich Weiss and Mr. Michael J. Durham to its Board of Directors.

"In our search for new board members, we sought individuals with vast business experience and expertise related to our two main businesses," said Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer of Bombardier Inc. "Dr. Heinrich Weiss is a prominent German entrepreneur with solid knowledge of the manufacturing sector. For the past 30 years, he has been at the helm of SMS, an international group specialized in plant construction and mechanical engineering."

"As for Mr. Durham, he brings a strong financial background and experience in the aerospace sector, having spent 20 years with AMR Corporation, notably as Chief Financial Officer of American Airlines and as CEO of Sabre. We look forward to the valuable contribution these two seasoned professionals will bring to Bombardier," Mr. Beaudoin added.

These nominations have been recommended by the Corporate Governance and Nominating Committee and approved by the Board of Directors.

Dr. Heinrich Weiss

Heinrich Weiss is Chairman and Chief Executive Officer of SMS GmbH, an international group active in plant construction and mechanical engineering related to the processing of steel, non-ferrous metals and plastics. He is also a member of the Supervisory Boards of Commerzbank AG, Deutsche Bahn AG, HOCHTIEF AG, Thyssen-Bornemisza Group and Voith AG. He is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour, a member of the Board of the Asia Pacific Committee of German Business as well as a member of the Board of the East-West Trade Committee.

Michael J. Durham

Michael J. Durham was with AMR Corporation for 20 years. He worked at American Airlines for the first 17 years, notably as Senior Vice President of Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre Inc., a NYSE-listed company providing information technology services to the travel industry. Mr. Durham currently serves as non-executive Chairman of the Board of Asbury Automotive Group, and as Audit Committee Chairman and Board member of AGL Resources.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+514 861-9481

www.bombardier.com